Exhibit 99.1

FOR IMMEDIATE RELEASE

Puhui Wealth Investment Management Co. Announces Closing of Initial Public Offering;

Will Begin Trading on Nasdaq (Ticker: PHCF) on Thursday, December 27, 2018

Beijing, China – December 27, 2018 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or “the Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth individuals and corporate clients, today announced the closing of its initial public offering (“IPO”), having sold an aggregate of 1,507,558 ordinary shares at a price to the public of $6.00 per share for total gross proceeds of over $9 million before expenses and underwriting commissions. The Company’s ordinary shares will begin trading on The Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PHCF” effective on Thursday, December 27, 2018.

Joseph Stone Capital, LLC, a global provider of brokerage, investment banking, and corporate/advisory services, served as sole underwriter and book-running manager for the offering.

The offering of these securities is made only by means of a prospectus. A registration statement relating to the securities sold in the IPO was declared effective by the Securities and Exchange Commission on November 6, 2018. This press release does not constitute an offer to sell in the United States or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the final prospectus containing detailed information about Puhui, its management and financial statements may be obtained by contacting Joseph Stone Capital, LLC via email: corporatefinance@josephstonecapital.com, or standard mail at Joseph Stone Capital, LLC 200 Old Country Rd., Ste. 610, Mineola, NY 11501, Attn: Investment Banking Department, Cathy Cao. The final prospectus relating to the offering may also be obtained on the Securities and Exchange Commission's Web site at www.sec.gov.

About Puhui Wealth Investment Management Co.

Headquartered in Beijing, China, Puhui Wealth Investment Management Co. is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, individuals and corporate clients in the PRC. The Company’s main operating activities are carried out through Puhui Wealth Investment Management (Beijing) Co., Ltd., and its subsidiaries.

Additional information about Puhui Wealth Investment Management Co. can be found at the Company’s corporate website: www.puhuiwealth.com.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86 10 6587 6435
aprior@equityny.com	kyao@equityny.com